UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

K12 Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

48273U 102

(CUSIP Number)

Scott R. Haber

Latham & Watkins LLP

505 Montgomery Street, Suite 2000

San Francisco, CA 94111

(415) 391-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

This Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on February 4, 2011 (as amended, this “Schedule 13D”), filed with respect to the common stock, par value $ 0.0001 per share (the “Common Stock”), of K12 Inc., a Delaware corporation (the “Company”).

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following immediately after the first paragraph:

On February 28, 2013, Adam Cohn was elected to the Board of Director of the Company. Mr. Cohn is Senior Vice President, Business Development of Knowledge Universe Education L.P., which is an affiliate of the Reporting Persons, and an officer and/or director of certain other affiliates of the Reporting Persons.

Mr. Cohn will be compensated in accordance with the Company’s non-employee director compensation policy in effect from time to time. Based on the Company’s current policy Mr. Cohn will receive an annual award of restricted stock equivalent to $60,000 (prorated for the period between the date of his election to the Board and December 31, 2013, based on the number of days in such period divided by 365). In addition, Mr. Cohn owns 50% of the outstanding equity capital, and is a manager, of Neuco LLC, a Delaware limited liability company, which owns 4,750 shares of K12 Inc. common stock.

Item 7.	Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement dated as of February 4, 2011 (incorporated by reference to Exhibit 1 to Schedule 13D filed on February 4, 2011)

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: March 4, 2013	Learning Group LLC, a Delaware limited liability company

/s/ Stanley E. Maron
	By:	Stanley E. Maron,
	Its:	Secretary

Dated: March 4, 2013	Hampstead Associates, L.L.C., a Delaware limited liability company

/s/ Stanley E. Maron
	By:	Stanley E. Maron,
	Its:	Secretary

Dated: March 4, 2013	Knowledge Universe Learning Group LLC, a Delaware limited liability company

/s/ Stanley E. Maron
	By:	Stanley E. Maron,
	Its:	Secretary

Dated: March 4, 2013	Knowledge Universe LLC, a California limited liability company

/s/ Stanley E. Maron
	By:	Stanley E. Maron,
	Its:	Secretary

Dated: March 4, 2013	KCDL Holdings LLC, a Delaware limited liability company

/s/ Stanley E. Maron
	By:	Stanley E. Maron,
	Its:	Manager
Dated: March 4, 2013

/s/ Lowell J. Milken
Lowell J. Milken, an individual
Dated: March 4, 2013

/s/ Michael R. Milken
Michael R. Milken, an individual

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated as of February 4, 2011 (incorporated by reference to Exhibit 1 to Schedule 13D filed on February 4, 2011)